Roy W. Tucker

PHONE:	(503) 727-2044
FAX:	(503) 346-2044
EMAIL:	RTucker@perkinscoie.com

July 17, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn:  Peggy Kim

Re:	Digimarc Corporation
Schedule 14D-9 filed July 3, 2008
Schedule 14D-9/A filed July 7, 2008
File No. 005-59177

Dear Ms. Kim:

On behalf of our client, Digimarc Corporation (“Digimarc”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 14, 2008 (the “Comment Letter”) relating to the above-referenced Schedule 14D-9 filed on July 3, 2008 (the “Schedule 14D-9”) and the Schedule 14D-9/A filed on July 7, 2008 (the “Schedule 14D-9/A”).  Digimarc has revised the Schedule 14D-9 in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 3 to the Schedule 14D-9 (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the applicable pages of the Schedule 14D-9.

Ms. Peggy Kim

July 17, 2008

Schedule 14D-9/A

1.               The Private Securities Litigation Reform Act of 1995 does not apply to tender offers.  We note the reference to the act in your press release.  Please confirm that you will refrain from making similar references in future press releases and filings.

Response:  Digimarc confirms that it will refrain from making references to the Private Securities Litigation Reform Act of 1995 in future press releases and filings related to the tender offer.

Schedule 14D-9

Item 4.  The Solicitation or Recommendation, page 7

Reasons for the Recommendation of Digimarc’s Board of Directors, page 13

1.               We note that you refer to a variety of factors in connection with your evaluation of the offer.  Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board’s position.  Please revise this section to clarify which of the factors are in fact reasons in support of the board’s decision to recommend that shareholders accept the tender offer.

Response:  Digimarc has revised the disclosure under the heading “Reasons for the Recommendation of Digimarc’s Board of Directors,” in Item 4(b) of the Schedule 14D-9, to identify the reasons the board of directors recommended that Digimarc stockholders accept the tender offer.  For your convenience, set forth on Appendix A to this letter is a marked copy of the revised disclosure, which shows changes from the Schedule 14D-9 to the Amendment.

*  *  *  *

Digimarc acknowledges that (a) Digimarc is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (c) Digimarc may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*  *  *  *

Ms. Peggy Kim

July 17, 2008

We greatly appreciate your prompt response to this letter.  If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144 or the undersigned at (503) 727-2044.

Very truly yours,

/s/ Roy W. Tucker
Roy W. Tucker

cc (w/o enc.):	Bruce Davis (Digimarc Corporation)
John R. Thomas (Perkins Coie LLP)

Appendix A

Reasons for the Recommendation of Digimarc’s Board of Directors.

Following a review and discussion of all relevant information regarding the Merger and the Offer, at a meeting on June 29, 2008, Digimarc’s board of directors determined that the Offer and the Merger ~~is~~ are in the best interests of Digimarc and the Stockholders, and unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. In reaching its decision, Digimarc’s board of directors ~~considered numerous factors, including the following material factors and benefits of the Offer, each of which Digimarc’s board of directors believed supported its decision~~identified the following reasons for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Stockholders accept the Offer:

The Offer and the Merger will create significant stockholder value with respect to Digimarc’s secure ID business. In light of the continuing trend of increasing competition, and the resulting uncertainty this competition represents with respect to smaller secure ID companies, Digimarc’s board of directors believes that the Merger presents an opportunity to realize the value of the secure ID business, which view is supported by the significant premium represented by the secure ID business implicit in the Offer Price. Based on the closing price of L-1 common stock on March 14, 2008, the date prior to the announcement of the Merger that Imperial Capital used to conduct its analysis, and before attributing any value to the spin-off of the digital watermarking business to the Stockholders, the Offer Price implies:

•                  a 43.8% premium, based on the closing price of Digimarc common stock on March 14, 2008,

•                  a 29.8% premium, based on the weighted-average closing price of Digimarc common stock for the three months ended March 14, 2008,

•                  a 24.5% premium, based on the average closing price of Digimarc common stock for the six months ended March 14, 2008,

•                  a 15.0% premium, based on the average closing price of Digimarc common stock for the year ended March 14, 2008, and

•                  a 34.0% premium, based on the average closing price of Digimarc common stock for the three years ended March 14, 2008.

Separating the digital watermarking business from the secure ID business enhances stockholder value. Digimarc’s board of directors believes that separating the digital watermarking business and the secure ID business will better enable each business to reach its full potential. Management believes the secure ID business would be disadvantaged over time in competing in an increasingly global market without access to additional capital and more significant resources. The trend of increasing competition in the secure ID market, where company size and reach are key differentiating factors, is expected to continue. On the other hand, management and Digimarc’s board of directors believe that growth opportunities exist for the digital watermarking business. Management and Digimarc’s board of directors also believe that focusing on the digital watermarking business will encourage more creativity and energy to grow this business profitably. Digimarc’s board of directors believes that the separation of the digital watermarking business from Digimarc and the Merger of Digimarc with Purchaser offer the potential to unlock the full value of Digimarc’s businesses in both the short and long term, which Digimarc’s board of directors does not believe has been fully recognized by the investment community.

In addition ~~to the foregoing business considerations~~, Digimarc’s board of directors ~~considered the following material factors in reaching~~reached its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommend that the Stockholders accept the Offer based on the following reasons:

•                  the Offer provides for a cash tender offer for all of the Shares held by the Stockholders to be followed by the Merger in which all the outstanding Shares (other than Shares held by the Purchaser, L-1 or by Stockholders, if any, who properly exercise their appraisal rights under Delaware law) would be converted into the right to receive cash equal to the Offer Price, thereby enabling the Stockholders to obtain the benefits of the transaction at the earliest possible time;

•                  the financial presentation of Imperial Capital and its opinion dated June 29, 2008 to the Digimarc Board as to the fairness, from a financial point of view and as of that date, of the consideration to be received by the Stockholders pursuant to the Offer and the Merger, which is described more fully below in Item 4(d)—Opinion of Digimarc’s Financial Advisor, beginning on page 15 and in the written opinion of Imperial Capital attached as Annex B.

•                  the value of the shares of DMRC Corporation to be received by the Stockholders in the Spin-Off;

•                  the advice of RA Capital, a financial advisor to the Digimarc Board that has extensive industry experience with businesses similar to the digital watermarking business, with respect to the value of Digimarc Corporation following the Spin-Off;

•                  the current and historical trading prices of the Shares compared to other competitors in the secure ID market;

•                  the historical financial and operational performance and trading prices of the Shares;

•                  various alternatives to the Offer, the Merger and the Spin-Off, including continuing to operate the secure ID business and the digital watermarking business as a combined, independent enterprise, and the risks associated with those alternatives;

•                  the results of the solicitations of interest from other entities to engage in an acquisition transaction with Digimarc in connection with the evaluation of the best available alternative for the Stockholders;

•                  the trend of increasing competition in the secure ID market;

•                  the historical performance and reputation of the L-1 management team;

•                  the ability of Digimarc and L-1 to complete the Offer and the Merger, including their ability to obtain necessary regulatory approvals and the obligations to try to obtain those approvals, and measures taken by Digimarc and L-1 to provide reasonable assurance to each other that the Offer and the Merger will occur, including the provisions of the Merger Agreement that require Digimarc or L-1 to compensate the other in some circumstances if the Offer does not occur;

•                  Digimarc’s ability to entertain subsequent acquisition proposals if various conditions are satisfied, including that the acquisition proposal was not solicited by Digimarc and the Digimarc Board determines that the proposal could reasonably be expected to lead to a superior proposal;

•                  Digimarc’s right to terminate the Merger Agreement before the Purchaser’s acceptance of the Shares tendered in the Offer to enter into an acquisition transaction with a third party that the Digimarc Board determines to be a superior proposal, if Digimarc pays a termination fee of $10,850,000 ~~million~~ to L-1;

•                  the fact that the closing of the Offer is not subject to any financing condition; and

•                  other terms of the Merger Agreement, including the representations, warranties and covenants, and the conditions to each party’s obligation to complete the Offer and the Merger.

The board of directors also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These included the following:

•                  the fact that the nature of the transaction as a cash transaction would prevent the Stockholders from being able to participate in any value creation that Digimarc’s secure ID business could generate following the completion of the Offer and the Merger, as well as any future appreciation of the combined company;

•                  the Purchaser’s obligation to accept the tendered Shares in the Offer and consummate the Merger is subject to certain conditions, including the minimum condition, which requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer, together with any Shares then owned by L-1, Purchaser or their respective subsidiaries, represent more than 50% of the currently outstanding Shares on a fully-diluted basis, and these conditions may not be satisfied, including as a result of events outside of Digimarc’s control;

•                  the fact that gains from the Merger and the Spin-Off generally will be taxable to the Stockholders for U.S. federal income tax purposes;

•                  the restrictions on Digimarc’s ability to solicit or engage in discussions with a third party about an alternative transaction and the requirement that Digimarc pay L-1 a termination fee in order for Digimarc’s board of directors to accept a superior proposal;

•                  the risk of diverting Digimarc management’s focus from other strategic opportunities and operational matters to implementing the Offer, the Spin-Off and the Merger;

•                  the potential conflicts of interest of some Digimarc executive officers and directors; and

•                  the possibility of customer, supplier, management and employee disruption associated with the Offer, the Spin-Off and the Merger.

The discussion above describes ~~material factors considered by~~the reasons Digimarc’s board of directors ~~in reaching~~reached its decision to (1) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders; (2) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommend that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. Because of the variety of factors considered, Digimarc’s board of directors ~~of directors~~ did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors together. In addition, individual members of Digimarc’s board of directors may have given different weights to different factors.

For the reasons described above, Digimarc’s board of directors recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.